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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

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                             Amendment No. 3 to

                               SCHEDULE 14D-1

           Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                           WONDERWARE CORPORATION
                         (Name of Subject Company)

                                 SIEBE PLC
                           WDR ACQUISITION CORP.
                                 (Bidders)

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                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)

                                 978179109
                   (CUSIP Number of Class of Securities)

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                              David K. Robbins
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

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     This Amendment No. 3 filed on April 6, 1998 to the Schedule 14D-1 filed on March 2, 1998, as thereafter amended, relates to the offer by WDR Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Siebe plc, a public limited company organized under the laws of the United Kingdom ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.001 per share of Wonderware Corporation, a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of February 15, 1996, as amended on February 24, 1998, by and between the Company and The First National Bank of Boston, as Rights Agent (the "Shares"), at a price of $24.00 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer").

     This is the final amendment to the Schedule 14D-1 required by General Instruction D to such Schedule. The tender offer terminated at 12:00 midnight, New York City time, on Friday April 3, 1998. A total of approximately 13,662,162 Shares were properly tendered and not withdrawn as of the termination of the tender offer (including 192,779 Shares tendered by notice of guaranteed delivery). This represented approximately 94.44% of the issued and outstanding Shares of the Company.

ITEM 7. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     Item 7 is hereby amended to add the following:

Effective as of April 6, 1998, WDR Sub Corp. and Offeror entered into an Assignment and Assumption Agreement pursuant to which Offeror assigned to WDR Sub Corp. and WDR Sub Corp. assumed Offeror's rights and obligations to purchase Shares tendered pursuant to the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended to add the following exhibit:

(a)(13) Form of Press Release, as issued by Parent on April 6, 1998.




                                 SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.

April 6, 1998


                                   SIEBE PLC


                                   By:  /s/ Colin P. Bonsey
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                                        Name:  Colin P. Bonsey
                                        Title: Director of Planning


                                   WDR ACQUISITION CORP.


                                   By:  /s/ James C. Bays
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                                        Name:  James C. Bays
                                        Title: Vice President




                                EXHIBIT INDEX
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Exhibit                                                                Page
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(a)(13)   Form of Press Release, as issued by Parent on April 6, 1998.